Securities and Exchange Commission
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FEB 26 2010

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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA, SUITE 305, 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANeGRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4th FLOOR, SAN JUAN PR 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 12176

Sworn and subscribed before me by Ramón Dominguez, who is of legal age, unmarried, property owner and resident of San Juan, Puerto Rico, personally known to me, at San Juan, Puerto Rico, on February 24, 2010.

Notary Public

Signature

CEO

Title

CARLOS M. GARCIA RULLAN
ABOGADO-NOTARIO
PUERTO RICO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevane
Grant Thornton

Financial Statements and Report of Independent Certified Public Accountants

RD Capital Group, Inc.

December 31, 2009 and 2008

RD Capital Group, Inc.

Table of Contents

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD Capital Group, Inc.** (a Puerto Rico corporation) as of December 31, 2009 and 2008, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2009 and 2008, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 24, 2010.

2462700


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
Veritati Fidelis
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SELLO
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RD Capital Group, Inc.

Balance Sheets
December 31, 2009 and 2008

Assets

	2009	2008
Current assets:		
Cash and cash equivalents	$ 324,414	$ 203,153
Due from stockholder	934	934
Other receivables	2,568	4,823
Prepaid expenses	17,079	15,265
Total current assets	344,995	224,175
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less-Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Other assets:		
Deferred tax asset	-	63,000
Deposit with Clearing House	100,000	100,000
Investments in marketable securities	24,531	-
Total other assets	124,531	163,000
Total assets	$ 469,526	$ 387,175

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Balance Sheets
December 31, 2009 and 2008

Liabilities and Stockholders' Equity

		2009		2008
Current liabilities:				
Accounts payable	$	9,548	$	14,703
Commissions payable-				
Stockholder		45,237		73,522
Others		453		11,233
Accrued payroll taxes and withholdings		7,552		7,345
Accrued corporate income taxes		1,200		0
Other accrued expenses		25,542		64,566
Total current liabilities		89,532		171,369
Contingencies		-		-
Stockholders' equity:				
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding		35,000		35,000
Additional paid-in capital		543,421		543,421
Accumulated deficit		(198,427)		(362,615)
Total stockholders' equity		379,994		215,806
Total liabilities and stockholders' equity	$	469,526		387,175

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficit
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and fees	$ 1,996,847	$ 1,076,079
Interest and other income	19,258	127,802
Total revenues	2,016,105	1,203,881
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	751,988	579,572
Professional and temporary services	133,134	236,347
Occupancy costs and office expenses	132,852	109,094
Travel and entertainment	126,722	102,935
Communications and postage	85,357	81,834
Property, municipal and other taxes	20,716	20,389
Dues, subscriptions and other registration fees	31,838	27,606
Auto	18,289	11,217
Trainings	12,078	7,518
Insurance	3,992	4,542
Other	61,334	41,065
Total operating expenses	1,378,300	1,222,119
Operating income (loss) before regulatory payments and fees	637,805	(18,238)
Regulatory payments and fees	(409,417)	(370,386)
Income (loss) before provision for income tax	228,388	(388,624)
Income tax (provision) benefit:		
Current	(1,200)	-
Deferred	(63,000)	63,000
Total income tax (provision) benefit	(64,200)	63,000
Net income (loss)	164,188	(325,624)
Accumulated deficit, beginning of year	(362,615)	(36,991)
Accumulated deficit, end of year	$ (198,427)	$ (362,615)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholders' Equity
December 31, 2009 and 2008

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2007	$ 35,000	$ 231,035	$ (36,991)	$ 229,044
Capital contribution	-	312,386	-	312,386
Net loss	-	-	(325,624)	(325,624)
Balances at December 31, 2008	35,000	543,421	(362,615)	215,806
Net income	-	-	164,188	164,188
Balances at December 31, 2009	$ 35,000	$ 543,421	$ (198,427)	$ 379,994

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Commissions and fees received	$ 2,016,546	$ 1,201,388
Operating expenses paid	(1,870,754)	(1,521,467)
Net cash provided by (used in) operating activities	145,792	(320,079)
Cash flows from investing activities-		
Purchase of investments in marketable securities	(24,531)	-
Cash flows from financing activities-		
Net proceeds from additional paid in capital from stockholder	-	312,386
Increase (decrease) in cash during the year	121,261	(7,693)
Cash and cash equivalents, beginning of year	203,153	210,846
Cash and cash equivalents, end of year	$ 324,414	$ 203,153
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income (loss)	$ 164,188	$ (325,624)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
(Increase) decrease in assets-		
Other receivables	2,255	(2,493)
Prepaid expenses	(1,814)	(9,801)
Deferred tax asset	63,000	(63,000)
Increase (decrease) in liabilities-		
Accounts and commissions payable	(15,935)	16,620
Accrued payroll taxes and withholdings	207	(10,972)
Commissions payable to stockholder	(28,285)	28,022
Accrued corporate income taxes	1,200	-
Other accrued expenses	(39,024)	47,169
Total adjustments	(18,396)	5,545
Net cash provided by (used in) operating activities	$ 145,792	$ (320,079)

The accompanying notes are an integral part of these statements.

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies-

(a) Basis of presentation –

The Company's fiscal year ends on December 31st of each year. All references to years in these notes to financial statements represent fiscal years unless otherwise noted. The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were available to be issued.

(b) Revenue recognition -

Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) Cash and cash equivalents -

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(d) Property and equipment -

Property and equipment is recorded at cost. Depreciation and amortization are provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(e) **Long-lived assets –**

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(f) **Income taxes –**

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(g) **Investments -**

The Company classifies its marketable securities as available-for-sale. Investments in equity securities are stated at fair value, with net unrealized holding gains or losses on such securities recorded as accumulated other comprehensive income (loss), a separate component of stockholders' equity. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(h) **Fair value measurement –**

FASB's accounting guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

There is an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring their use when available and minimizing the use of unobservable inputs. Observable inputs are used by market participants to price assets or liabilities based on market data obtained from sources independent of the Company.

Unobservable inputs are those that reflect the Company's assumptions based on the best information available in the circumstances. The hierarchy is broken down into three levels as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more quoted prices in active markets for similar assets or quoted prices for identical or similar assets in markets that are not active and in which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2009, all investments held by the Company were measured using Level 1.

(i) Advertising costs-
The Company expenses the costs of all advertising campaigns and promotions as they are incurred. During the years ended December 31, 2009 and 2008, the Company did not incur in advertising expenses.

(j) Use of estimates -
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) New accounting pronouncement-
On December 31, 2009, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification ("the Codification"). The Codification is the single official source of authoritative US GAAP, superseding all other accounting literature. The adoption of the Codification had no impact to the Company's financial statements.

(2) Investment in marketable securities:

As of December 31, 2009, the investment in marketable securities consisted of US Government Bonds, bearing interest at 4.5% maturing on February 2019. As of December 31, 2009, the fair market value of the investment approximated cost. See Note (3).

There was no investment in marketable securities as of December 31, 2008.

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was in turn invested by Pershing. During the year 2009, the funds were invested in US Government Bonds bearing interest at 4.5% which mature on February 2019. As of December 31, 2009, the fair market value of the investment approximates cost.

During the year 2008, the deposit with clearing house was invested in 4.625% U.S. Treasury Notes which matured on November 30, 2008 with a fair value amounting to $100,000 as of December 31, 2008.

(4) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2009 and 2008.

(5) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 39% in 2009), after taking into consideration any permanent (non deductible) or temporary differences.

As of December 31, 2008, Company had available net operating losses that amounted to approximately $309,000, which were used to offset 2009 taxable income.

There is no deferred tax asset as of December 31, 2009. The Company's deferred tax asset resulting from the future income tax benefits of the operating losses available at December 31, 2008 amounted to $63,000, as of December 31, 2008.

As of December 31, 2009 the Company believes that there are no uncertain tax positions.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2005 to 2009, until the applicable statute of limitations expire. Tax audits, by their nature, are often complex and can require several years to complete.

(6) Lease commitments:

The Company operates in premises, comprising 1,892 square feet, occupied under the terms of a lease agreement expiring in July 2010. Total rent expense under this lease agreement amounted to $58,150 and $56,536 during 2009 and 2008, respectively.

Future rental commitments under this operating lease, through its expiration on 2010 amounts to $33,539.

(7) Related party transactions:

During 2009 and 2008, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent transactions and year-end balances with related parties:

	2009	2008
Commissions expense- stockholder	$ 305,500	$ 292,500
Commissions due to stockholder	$ 45,237	$ 73,522
Professional services income (expense) from related Company--		
RD Capital Insurance, Inc.	$ -	$ 56,000
RD Asset Management, LLC	$ (870)	$ (4,600)
Due from stockholder	$ 934	$ 934

(8) Concentration of credit risk:

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(9) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2009 and 2008 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2009	.13 to 1	$ 50,000	$ 348,953	$ 298,953
2008	.76 to 1	$ 50,000	$ 128,459	$ 78,459

(10) <u>Supplementary information:</u>

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2009 and 2008, the Company has had no activities that would need to be disclosed on such schedules.

(11) <u>Regulatory payments, fees and contingencies:</u>

The Company is involved in various legal actions resulting in claims on matters arising from its business activities.

(a) During 2005, a claim was filed by the Dallas District Office of the Financial Industry Regulatory Authority (FINRA), involving various transactions in US Government Securities ("strips"), with three (3) customers in 2005. The examination concluded that the Company did not comply with the Section 17(a) (2) and 17(a) (3) of the Securities Act of 1933, and NASD Conduct Rule 2110. During 2009, this matter was settled, without admitting or denying any of the alleged wrongdoing, prior to a hearing on the merits, on terms deemed favorable to the Company and its principal stockholder. As part of this settlement, the Company was imposed a penalty of $50,000 and the Company's President and principal stockholder personally assumed the legal and contractual obligation to pay $950,000, plus interest, to the three customers, as restitution for fees and commissions charged over what were deemed to be reasonable amounts by the regulator. Restitution payments totaling $409,420, including interest, were made by the Company during 2009, as approved by its Board of Directors, on behalf of its principal stockholder with no repayment terms.

(b) During the year ended December 31, 2008, the Company agreed to pay $370,386 resulting from an examination of one of its regulators, the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico ("OCFI") which covered the period from January 2001 to October 2007. The amount was recorded as regulatory payments and fees in the accompanying statements of operations and accumulated deficit as of December 31, 2008.

(c) During 2006, a claim was filed by the US Bankruptcy Trustee alleging some funds deposited in two accounts belonged to debtor and not to the investor account holders. The court issued a ruling deciding that the case need not be remanded to arbitration, and the Company requested a *de novo* review of such determination, which is pending before the US District Court. The Company denies responsibility for this claim. But, discovery has not fully started and the possible outcome or costs associated with this claim cannot be currently predicted. In addition, the bankruptcy proceedings which originated the claim have been concluded.

The accompanying financial statements do not include provisions for the final economic outcome, if any, of the above described matters.

RD Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission
December 31, 2009 and 2008

	2009	2008
Net Capital:		
Total stockholders' equity	$ 379,994	$ 215,806
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Total capital and allowable subordinated liabilities	379,994	215,806
Less- Non-allowable assets-		
Petty cash	497	370
Account receivable from stockholder	934	934
Other receivables	2,568	4,823
Prepaid expenses	17,079	15,265
Deferred tax assets	-	63,000
Total non-allowable assets	21,078	84,392
Less- Haircuts on securities-		
Money market account	4,982	2,955
Marketable securities	4,981	-
Total haircuts on securities	9,963	2,955
Net capital	$ 348,953	$ 128,459
Aggregate indebtedness:		
Items included in the accompanying balance sheets-		
Accounts payable to suppliers	$ 9,548	$ 14,703
Commissions payable	453	11,233
Accrued payroll taxes and withholdings	7,552	7,345
Accrued corporate income taxes	1,200	-
Other accrued expenses	25,542	64,566
Total aggregate indebtedness	$ 44,295	$ 97,847
Computation of basic net capital requirement:		
Minimum required net capital (aggregate indebtedness ÷ by 15)	$ 2,953	$ 6,523
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Highest minimum net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 298,953	$ 78,549

Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission
December 31, 2009 and 2008

	2009	2008
Excess net capital (net capital – 10% of aggregate indebtedness)	$ 344,523	$ 118,674
Ratio: Aggregate indebtedness to net capital	.13 to 1	.76 to 1
Reconciliation with company's computation (included in Part IIA Form X-17A as of December 31, 2009 and 2008):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 239,106	$ 128,459
Correction of previously reported non-allowable assets	-	-
Net audit adjustments	109,847	-
Net capital per above	$ 348,953	$ 128,459

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17a-5(D)(4) of the Securities and Exchange Commission December 31, 2009 and 2008

		2009		2008
Reconciliation with company's computation (included on Part IIA Form X-17A-5 as of December 31, 2009 and 2008):				
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$	154,142	$	97,847
Audit adjustments		(109,847)		-
Schedule I	$	44,295	$	97,847

Kevane
Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD Capital Group, Inc.** as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency or combination of deficiencies in internal control over financial reporting, that is less severe than a material weakness, and yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented and corrected on a timely basis.

Our consideration of internal control over financial reporting was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 24, 2010.

2462723


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00
SELLO
$5.00

Kevane
Grant Thornton

www.kevane.com
www.gti.org

Kevane

Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

RD Capital Group, Inc.

For the Year ended December 31, 2009

Kevane
Grant Thornton

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors
RD Capital Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by **RD Capital Group, Inc.** (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7T as of December 31, 2009:

Check Number	Check Date	Check Amount	Bank Clearing Date
9250	12/31/2008	$ 150.00	1/22/2009
9649	7/29/2009	672.81	7/31/2009
Total payments as of December 31, 2009		$ 822.81	

   We found no exceptions as a result of the procedure.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

Audited Form X-17A-5	Revenues Reported in FOCUS Report 1/1/09 - 3/31/09	Total Revenues for the Period 4/1/09-12/31/09	Total Revenues Form SIPC-7T 4/1/09-12/31/09	Difference
$ 2,088,229	$ 408,133	$ 1,680,096	$ 1,680,096	$ -

We found no exceptions as a result of the procedure.

3. Compared any adjustments reported in Form SIPC-7T with the internal Company's trial balance (general ledger) for the period from April 1, 2009 to December 31, 2009.

Adjustments per Form SIPC-7T	Amount
Addition: Interest and dividend expense	$ 7,631
Deduction: Clearing firm charges	$ 47,216

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the General Assessment Payment Form for the first half of the fiscal year ended June 30, 2009.

We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

This step does not apply since there were no overpayments of general assessment fees for the period ended December 31, 2009.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

February 24, 2010

2462724


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00 SELLO $5.00

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047759 FINRA DEC
RD CAPITAL GROUP INC 9*9
MCS PLAZA SUITE 305 STE 305
255 AVE PONCE DE LEON
SAN JUAN PR 00917-1900

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 4,101.28
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(822.81)
______________ Date Paid		
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		3,278.47
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,278.47
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,278.47	
H. Overpayment carried forward	$(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RD CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 23 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,680,096
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	7,631
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,631
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	47,216
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	47,216
2d. SIPC Net Operating Revenues	$ 1,640,511
2e. General Assessment @ .0025	$ 4,101.28

(to page 1 but not less than $150 minimum)

RD CAPITAL GROUP INC.
SIPC

10033

Check Number:	10033
Check Date:	Feb 23, 2010
Check Amount:	$3,278.47

Item to be Paid - Description	Discount Taken	Amount Paid
047759 FINRA DEC SIPC-7T		3,278.47

RD CAPITAL GROUP INC.
MCS PLAZA-SUITE 305
255 PONCE DE LEON AVE
SAN JUAN, PR 00917-1903

BANCO POPULAR DE PUERTO RICO
CONDADO CENTRO 137
101-201/215

10033

DATE	AMOUNT
Feb 23, 2010	$3,278.47

PAY Three Thousand Two Hundred Seventy-Eight and 47/100 Dollars

TO THE ORDER OF SIPC

Memo: 047759 FINRA DEC SIPC-7T

AUTHORIZED SIGNATURE

⑈010033⑈ ⑆021502011⑆ 300⑈007178⑈